Eli Lilly and Company Lilly Corporate Center Indianapolis, Indiana 46285 U.S.A.

December 20, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Reference:	Eli Lilly and Company
Form 10-K for the Fiscal year Ended December 31, 2009
File No. 001-06351

Dear Mr. Rosenberg:

Eli Lilly and Company (Lilly) submits this response to your voicemail of December 6, 2010 commenting on our Form 10-K for the year ended December 31, 2009. For ease of reference, we have repeated your comment prior to our response.

Comment:

Please refer to your response to comment 1, part F. Please revise your proposed disclosure to be included in the MD&A of future filings to state that you do not maintain reliable data of R&D costs by therapeutic category.

Response:

As discussed with Vanessa Robertson, we propose to include the following disclosure in the MD&A of our 2010 Form 10-K:

While we do accumulate certain R&D costs on a project level for internal reporting purposes, we must make significant estimations and allocations, and some of the processes used to make these estimations and allocations rely on transient data that is neither reproducible nor validated through accepted control mechanisms. As a consequence, we do not have sufficiently reliable data on total R&D costs by therapeutic category.

Answers That Matter.

If you have any questions about this response or require additional information, please contact me at (317) 276-2024.

Sincerely,

ELI LILLY AND COMPANY

/s/ Arnold C. Hanish
Vice President, Finance and Chief Accounting Officer

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